Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Reports Continued Edge Networking
Momentum: Design Win With Leading Provider of IP
Voice Solutions

KFAR SAVA, Israel – February 6, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured its first Design Win with a leading provider of enterprise voice solutions. The win is for a customized edge compute board that the customer will integrate into one of its advanced uCPE platforms to provide important additional functionality, including support for virtual network functions.

To date, the customer has placed orders totaling $2.5 million, some of which have already been delivered.

“We are very pleased to begin working with this voice solution leader, a technology pioneer who is benefiting strongly from the market’s shift to digitalized technologies,” commented Liron Eizenman, Silicom’s CEO. “They came to us as a ‘full service’ edge solution provider who could offer best-in-breed technology, rapid customization capabilities and reliable delivery. Working in close partnership, we helped them define several ‘flavors’ of our Edge networking boards, providing them the flexibility they needed to meet their performance and cost targets for various use cases."

Mr. Eizenman continued, “This is a further demonstration of the almost endless potential that has been created by our unique Edge Networking expertise and unique product offerings. Our customer base continues to expand rapidly, as companies as disparate as technology providers, telcos, cloud players and enterprises roll out and deploy their new edge networking-based solutions. With offerings from compute boards, which this client has currently ordered, to full Edge networking platforms, we are positioned as a full-service Edge networking partner who can help them achieve their goals and overcome challenging roadblocks.”

Mr. Eizenman concluded, “Given the mass of interest that we are experiencing from both new and existing customers of all types, we realized that the total addressable market for our Edge networking products is even bigger than we initially estimated. It is already today - and we believe that it will continue to be - a strong growth driver for us, not only for 2023, but also beyond.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com